                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. __)*

                                 Fogdog, Inc.
                                 ------------
                               (Name of Issuer)

                   Common Stock, $0.001 par value per share
                   ----------------------------------------
                        (Title of Class of Securities)

                                   37937A107
                                (CUSIP Number)

                               Arthur H. Miller
                              Global Sports, Inc.
                               1075 First Avenue
                           King of Prussia, PA 19406
                                (610) 491-7005

          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               October 24, 2000
                               ----------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 21887F100

1)  NAME OF REPORTING PERSON

     Global Sports, Inc.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     04-2958132

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a) [_]          (b) [X]

3)  SEC USE ONLY

4)  SOURCE OF FUNDS

     N/A

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION


     State of Delaware


NUMBER OF            7)  SOLE VOTING POWER
SHARES                          0
BENEFICIALLY
OWNED BY             8)  SHARED VOTING POWER
EACH                         11,359,511*
REPORTING
PERSON               9)  SOLE DISPOSITIVE POWER
                                0

                    10)  SHARED DISPOSITIVE POWER
                             11,359,511*

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       11,359,511 shares*

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       31.0 %

14)  TYPE OF REPORTING PERSON

        CO

Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Global Sports, Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of
Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.  SECURITY AND ISSUER

_________________________
* Does not include options to purchase an aggregate of 798,265 shares of Fogdog stock, which options are exercisable within 60 days of October 24, 2000, held by the persons who have entered into Voting and Stock Transfer Restriction Agreements with Global Sports and executed Irrevocable Proxies in favor of Global Sports as described herein.

This statement on Schedule 13D relates to the common stock, $0.001 par value per share (the "Fogdog Common Stock"), of Fogdog, Inc., a Delaware corporation ("Fogdog"). The principal executive offices of Fogdog are located at 500 Broadway, Redwood City, CA 94063.

ITEM 2.  IDENTITY AND BACKGROUND

     (a) The name of the person filing this statement is Global Sports, Inc., a Delaware corporation ("Global Sports"). Global Sports is engaged in the development and operation of e-commerce sporting goods businesses for specialty retailers, general merchandisers, Internet companies and media companies.

     (b) The address of the principal office and principal business of Global Sports is 1075 First Avenue, King of Prussia, PA 19406.

     (c) Set forth in Schedule I to this Schedule 13D is the name and present principal occupation or employment of each of Global Sports' executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     (d) During the past five years, neither Global Sports nor, to Global Sports' knowledge, any person named in Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither Global Sports nor, to Global Sports' knowledge, any person named in Schedule I to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

     (f)  All of the directors and executive officers of Global Sports named in
     Schedule I to this Schedule 13D are citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

To facilitate the consummation of the Merger (as defined in Item 4 of this Schedule 13D), certain stockholders of Fogdog have entered into Voting and Stock Transfer Restriction Agreements with Global Sports and Irrevocable Proxies in favor of Global Sports as described in Item 4 and Item 5 of this Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION

     (a) - (b) Pursuant to an Agreement and Plan of Merger and Reorganization dated as of October 24, 2000 (the "Merger Agreement"), among Global Sports, Fido Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Global Sports ("Merger Sub"), and Fogdog, and subject to the conditions set forth therein (including, but not limited to, the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the adoption of the Merger Agreement by the stockholders of Fogdog), Merger Sub will be merged with and into Fogdog (the "Merger"), Fogdog will become a wholly-owned subsidiary of Global Sports and each outstanding share of Fogdog Common Stock will be converted into a fraction of a share of common stock of Global Sports in accordance with the Merger Agreement. In addition, Global Sports will assume certain options and warrants to purchase Fogdog Common Stock on the terms set forth in the Merger Agreement. Concurrently with and as a condition to the execution and delivery of the Merger Agreement, Global Sports and the persons named on Schedule II to this Schedule 13D entered into Voting and Stock Transfer Restriction Agreements and the persons named on Schedule II to this Section 13D executed and delivered Irrevocable Proxies in favor of Global Sports.

     The description contained in this Item 4 of the transactions contemplated by the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is incorporated by reference in this Schedule 13D -- see Exhibit2.1.

     (c)  Not applicable.

     (d) It is anticipated that upon consummation of the Merger, each current executive officer of Fogdog and each current member of Fogdog's board of directors will resign or otherwise be replaced with a designee of Global Sports.

     (e) The Merger Agreement prohibits Fogdog from declaring, accruing, setting aside or paying any dividends or making any other distributions in respect of any shares of Fogdog Common Stock. Upon consummation of the Merger, Fogdog will become a wholly-owned subsidiary of Global Sports, and will cease to be a reporting company under the Exchange Act.

     (f) Upon consummation of the Merger, Fogdog will become a wholly-owned subsidiary of Global Sports.

     (g) The Merger Agreement contains a number of provisions limiting the ability of Fogdog to become acquired by, or to pursue the acquisition of Fogdog by, any persons other than Global Sports during the pendency of the Merger Agreement.

     (h) Upon consummation of the Merger, the Fogdog Common Stock will cease to be quoted on any quotation system or exchange.

     (i) Upon consummation of the Merger, the Fogdog Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

     (j) Other than as described above, Global Sports currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of this Schedule 13D (although Global Sports reserves the right to develop such plans or proposals).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) - (b) As a result of the Voting and Stock Transfer Restriction Agreements and the Irrevocable Proxies, at any time before the earlier of the date upon which the Merger Agreement is validly terminated or the date upon which the Merger is consummated, Global Sports has the power to vote an aggregate of 11,359,511 shares of Fogdog Common Stock for the limited purpose of voting (i) in favor of the Merger, the execution and delivery by Fogdog of the Merger Agreement and the adoption and approval of the Merger Agreement and the terms thereof, in favor of each of the other actions contemplated by the Merger Agreement and in favor of any action in furtherance of the foregoing, (ii) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of Fogdog in the Merger Agreement, and (iii) against the following actions (other than the Merger and the other transactions contemplated by the Merger Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Fogdog or any of its subsidiaries; (B) any sale, lease or transfer of a material amount of assets of Fogdog or any of its subsidiaries; (C) any reorganization, recapitalization, dissolution or liquidation of Fogdog or any of its subsidiaries; (D) any change in a majority of the board of directors of Fogdog; (E) any amendment to Fogdog's certificate of incorporation or bylaws; (F) any material change in the capitalization of Fogdog or Fogdog's corporate structure; and (G) any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement or the Voting and Stock Transfer Restriction Agreements. In addition, as a result of the Voting and Stock Transfer Restriction Agreements and the Irrevocable Proxies, for a period of 180 days after termination of the Merger Agreement under certain circumstances, Global Sports will have the power to vote an aggregate of 11,359,511 shares of Fogdog Common Stock for the limited purpose of voting (i) against any offer, proposal, inquiry or indication of interest contemplating or otherwise relating to any transaction or transactions involving: (A) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, recapitalization, tender offer, exchange offer or other similar transaction
     (1) in which Fogdog or any of its subsidiaries is a constituent corporation, (2) in which a person or group of persons directly or indirectly acquires beneficial or record ownership of Fogdog securities representing more than 15% or more of the outstanding securities of any class of voting securities of Fogdog or any of its subsidiaries, or (3) in which Fogdog or any of its subsidiaries issues securities representing more than 15% or the outstanding securities of any class of voting securities of Fogdog or any of its subsidiaries; (B) any sale, lease exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 15% or more of the consolidated net revenues, net income or assets of Fogdog or any of its subsidiaries; or (C) any liquidation or dissolution of Fogdog or any of its subsidiaries, and
     (ii) against any action which is intended, or could reasonably be expected, to facilitate the consummation of any of the foregoing transactions. The stockholders of Fogdog who are parties to the Voting and Stock Transfer Restriction Agreements and Irrevocable Proxies retained the right to vote their shares of Fogdog Common Stock on all matters other than those identified in the Voting and Stock Transfer Restriction Agreements. The shares covered by the Voting and Stock Transfer Restriction Agreements constitute approximately 31.0% of the issued and outstanding shares of Fogdog Common Stock as of October 24, 2000. In addition, the persons who have signed Voting and Stock Transfer Restriction Agreements and Irrevocable Proxies hold an aggregate of 798,265 options that are exercisable within 60 days of October 24, 2000, and the Voting and Stock Transfer Restriction Agreements and Irrevocable Proxies apply to any additional shares of Fogdog Common Stock acquired by any of the foregoing persons, including pursuant to the exercise of any of the foregoing options. The description contained in Item 4 and this Item 5 of the transactions contemplated by the Voting and Stock Transfer Restriction Agreements is qualified in its entirety by reference to the full text of the Form of Voting and Stock Transfer Restriction Agreement and Irrevocable Proxy, a copy of which is attached to this Schedule 13D as Exhibit 2.2.

To Global Sports' knowledge, no shares of Fogdog Common Stock are beneficially owned by any of the persons named in Schedule I to this Schedule 13D, except for such beneficial ownership, if any, arising solely from the Voting and Stock Transfer Restriction Agreements and Irrevocable Proxies.

Set forth in Schedule II to this Schedule 13D is the name of each person with whom Global Sports shares the power to vote or to direct the vote or to dispose or direct the disposition of Fogdog Common Stock in the manner described above. Set forth in Schedule III to this Schedule 13D is the name and present principal occupation or employment of each Fogdog stockholder who is an individual and with whom Global Sports shares the power to vote or to direct the vote or to dispose or direct the disposition of Fogdog Common Stock in the manner described above. Also set forth in Schedule III to this Schedule 13D is the name, state of organization, principal business and address of each other Fogdog stockholder with whom Global Sports shares the power to vote or to direct the vote or to dispose or direct the disposition of Fogdog Common Stock in the manner described above.

During the past five years, to Global Sports' knowledge, no person named in
Schedule III to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, to Global Sports' knowledge, no person named in
Schedule III to this Schedule 13D was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

To Global Sports' knowledge, all persons named in Schedule III to this Schedule 13D are citizens of the United States.

     (c) Neither Global Sports, nor to Global Sports' knowledge, any person named in Schedule I to this Schedule 13D, has effected any transaction in Fogdog Common Stock during the past 60 days, except as disclosed herein.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Item 4 above, to Global Sports' knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Fogdog, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.    DESCRIPTION
-----------    -----------

  2.1 Agreement and Plan of Merger and Reorganization, dated as of October 24, 2000, by and among Global Sports, Inc., a Delaware corporation, Fido Acquisition Corp., a Delaware corporation, and Fogdog, Inc., a Delaware corporation, previously filed as
                 Exhibit 2.1 to Global Sports' Form 8-K filed October 31, 2000, and incorporated herein by reference.

  2.2 Form of Voting and Stock Transfer Restriction Agreement, dated as of October 24, 2000, in substantially the form entered into between Global Sports, Inc., a Delaware corporation and the persons listed on Schedule II to this Schedule 13D, previously filed as Exhibit 2.2 to Global Sports' Form 8-K filed October 31, 2000, and incorporated herein by reference.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 3, 2000        GLOBAL SPORTS, INC.

                              By: /s/ Michael G. Rubin
                                  ------------------------
                                  Michael G. Rubin
                                  Chairman and Chief Executive Officer

                                  SCHEDULE I

          EXECUTIVE OFFICERS AND EMPLOYEE DIRECTORS OF GLOBAL SPORTS

NAME                     PRINCIPAL OCCUPATION OR EMPLOYMENT
----                     ----------------------------------
Michael G. Rubin         Chairman of the Board, President and Chief Executive Officer

Mark S. Reese            Chief Operating Officer

Jordan M. Copland        Executive Vice President and Chief Financial Officer

Robert Liewald           Executive Vice President, Merchandising

Arthur H. Miller         Executive Vice President and General Counsel

Michael R. Conn          Senior Vice President, Business Development

Steven C. Davis          Senior Vice President, Marketing

Glenn Walls              Senior Vice President, Merchandising

All individuals named in the above table are employed by Global Sports, Inc. The address of Global Sports' principal executive office is 1075 First Avenue, King of Prussia, PA 19406.


                    NON-EMPLOYEE DIRECTORS OF GLOBAL SPORTS

                                                            NAME AND
                             PRINCIPAL OCCUPATION           ADDRESS OF ORGANIZATION
NAME                         OR EMPLOYMENT                  IN WHICH EMPLOYED
----                         -------------                  -----------------
Kenneth J. Adelberg          President and Chief            HiFi House Group
                             Executive Officer              1001 Sussex Blvd.
                                                            Broomall, PA 19008

Ronald D. Fisher             Vice Chairman                  SOFTBANK Holdings, Inc.
                                                            1188 Centre St.
                                                            Newton Center, MA 02459

Harvey Lamm                  Retired                        Three Bala Plaza East
                                                            Suite 123
                                                            Bala Cynwyd, PA 19004

Charles R. Lax               General Partner                SOFTBANK Capital Partners
                                                            1188 Centre St.
                                                            Newton Center, MA 02459

Mark S. Menell               Partner                        Rustic Canyon Group
                                                            2425 Olympic Blvd., Suite 6050W
                                                            Santa Monica, CA 90404

Jeffrey F. Rayport, Ph.D.    Executive Director             Monitor Marketspace Center
                                                            2 Canal Park
                                                            Cambridge, MA 02149

                                  SCHEDULE II

                                                 NUMBER OF                   PERCENTAGE OF
                                                 SHARES* OF FOGDOG           OUTSTANDING SHARES
                                                 COMMON STOCK                OF FOGDOG COMMON STOCK
FOGDOG STOCKHOLDER                               BENEFICIALLY OWNED          AS OF OCTOBER 24, 2000
------------------                               -------------------         ----------------------
Draper Fisher Associates Fund IV, L.P.             4,017,448                    11.0

Venrock Associates II, L.P.                        1,754,954                     4.8

Venrock Associates                                 1,219,470                     3.3

Robert Chea                                        1,138,842                     3.1

Andrew Chen                                        1,127,407                     3.1

Marquette Venture Partners III, L.P.               1,086,780                     3.0

Timothy Harrington                                   712,221                     1.9

Draper Fisher Partners Fund IV, L.L.C.               302,387                     0.8


_____________________
* Does not include options to purchase an aggregate of 798,265 shares of Fogdog stock, which options are exercisable within 60 days of October 24, 2000, held by the persons listed on this Schedule II.

                                 SCHEDULE III
                       STOCKHOLDERS WHO ARE INDIVIDUALS

                      PRINCIPAL OCCUPATION              NAME AND ADDRESS
FOGDOG STOCKHOLDER    OR EMPLOYMENT                     OF EMPLOYER
------------------    -------------                     -----------
Robert Chea           Chief Technology Officer          Fogdog, Inc.
                                                        500 Broadway
                                                        Redwood City, CA 94063

Andrew Chen           Vice President, Site Development  Fogdog, Inc.
                                                        500 Broadway
                                                        Redwood City, CA 94063

Timothy Harrington    Chief Executive Officer           Fogdog, Inc.
                                                        500 Broadway
                                                        Redwood City, CA 94063

                              OTHER STOCKHOLDERS

                                                                                  ADDRESS OF
                                          STATE OF           PRINCIPAL            PRINCIPAL BUSINESS
FOGDOG STOCKHOLDER                        ORGANIZATION       BUSINESS             AND PRINCIPAL OFFICE
------------------                        ------------       --------             --------------------
Draper Fisher Associates Fund IV, L.P.         CA            Investments          400 Seaport Court,
                                                                                  Suite 250
                                                                                  Redwood City, CA 94063

Venrock Associates II, L.P.                    NY            Investments          30 Rockefeller Plaza,
                                                                                  Room 5508
                                                                                  New York, NY 10112

Venrock Associates                             NY            Investments          30 Rockefeller Plaza,
                                                                                  Room 5508
                                                                                  New York, NY 10112

Marquette Venture Partners III, L.P.           DE            Investments          520 Lake Cook Road,
                                                                                  Suite 450
                                                                                  Deerfield, IL 60015

Draper Fisher Partners Fund IV, L.P.           CA            Investments          400 Seaport Court,
                                                                                  Suite 250
                                                                                  Redwood City, CA 94063

                                 EXHIBIT INDEX


EXHIBIT NO.         DESCRIPTION
-----------         -----------

  2.1 Agreement and Plan of Merger and Reorganization, dated as of October 24, 2000, by and among Global Sports, Inc., a Delaware corporation, Fido Acquisition Corp., a Delaware corporation, and Fogdog, Inc., a Delaware corporation, previously filed as Exhibit
               2.1 to Global Sports' Form 8-K filed October 31, 2000, and incorporated herein by reference.

  2.2 Form of Voting and Stock Transfer Restriction Agreement and Irrevocable Proxy, dated as of October 24, 2000, in substantially the form entered into between Global Sports, Inc., a Delaware corporation and the persons listed on Schedule II to this
               Schedule 13D, previously filed as Exhibit 2.2 to Global Sports' Form 8-K filed October 31, 2000, and incorporated herein by reference.